Exhibit 19.1

STEREOTAXIS, INC.

INSIDER TRADING POLICY

(Adopted: September 2004, Amended May, 2005)

Purpose

The purpose of this policy is to ensure that Stereotaxis employees do not violate the insider trading laws by trading in securities of Stereotaxis or other companies while in possession of material nonpublic information. Violations of insider trading laws can result in severe civil and criminal penalties to both Stereotaxis and its employees.

Scope

This policy applies to the members of the Board of Directors and employees of Stereotaxis and its wholly-owned and majority-owned subsidiaries.

Policy

No “Insider Trading”. The U.S. securities laws prohibit you from buying or selling stock or other securities (bonds, debentures, etc.) if you possess “material nonpublic” information about the issuer of those securities. This includes not only Stereotaxis securities but also securities of other companies (such as a customer, supplier or joint venture partner of Stereotaxis). Stereotaxis has adopted this policy to assure that its employees and members of its Board of Directors do not buy or sell Stereotaxis stock or other securities while in possession of “material nonpublic” information.

“Material” information is information that would influence a reasonable investor to buy, hold or sell a security. Either positive or negative information could be material. Information that could be material about Stereotaxis includes:

●	Information related to upcoming earnings or losses, including changes in estimated earnings or write-offs

●	Information related to default on any financial obligation or significant contract

●	News related to potential or actual litigation, disputes, or governmental investigations

●	News of a pending or proposed merger, acquisition, joint venture, a significant sale of assets or disposition of a subsidiary or joint venture

●	News of a possible new significant customer or of a possible loss of a significant customer

●	Information about the offering of additional securities

●	News of significant changes in senior management

If you have any doubt at all about whether you possess material nonpublic information, you should consult with Stereotaxis’ Chief Financial Officer.

“Nonpublic” information means information that has not been disclosed to the general public. Public disclosure means that the information is widely disclosed, such as to the wire services through a press release, and that a sufficient waiting period has elapsed for the information to be effectively disseminated to the public. Announcements by clients or suppliers, rumors or other unofficial statements in the press or marketplace do not constitute public disclosure.

No Speculative Trading. The purchase of Stereotaxis securities by members of its Board of Directors and its employees should be for the purpose of investment, not short-term speculation. Trading in “puts” and “calls” (publicly traded options to sell or buy stock, such as those traded on the Chicago Board of Trade) and engaging in “short sales”, or “margining” are often perceived as insider trading. Therefore, Stereotaxis prohibits employees from engaging in such transactions with respect to Stereotaxis securities.

Waiting Period. Stereotaxis’ policy is that employees with material nonpublic information should not trade in Stereotaxis securities until the second business day following public release of the information. This allows the market sufficient time to absorb the information. Thus, if a press release is issued on a Tuesday, Thursday would be the first day trading would be allowed.

No “Tipping”. You may not disclose material nonpublic information to anyone until it has been publicly released by Stereotaxis, except that you may disclose material nonpublic information to other Stereotaxis employees in the course of fulfilling your duties to Stereotaxis. You may also disclose material nonpublic information to outside persons (such as attorneys, accountants and consultants) where necessary only to accomplish Stereotaxis business. In such instances, there must be in place assurances that the outside party will maintain the confidentiality of the information and not use the information for trading purposes or to “tip” others.

You may not permit any member of your immediate family or anyone acting on your behalf to buy or sell securities that may be affected by the information.

You may not publish material nonpublic information on publicly accessible sites on the Internet, such as chat rooms or bulletin boards.

Employee Benefit Plans

Stock Options. The exercise of an employee stock option for cash is not subject to this policy. However, stock received upon exercise of an option is treated like any other stock and you may not sell such stock if you have material nonpublic information.

Press Inquiries. In responding to inquiries from the press, care must be taken to avoid press reports that may be misleading or incomplete, and to avoid selective release of material information. All press inquiries must be referred to the Chief Financial Officer or his designee. In no event should you respond to such inquiries unless specifically directed by the President and Chief Executive Officer or the Chief Financial Officer to do so.

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Additional Restrictions on “Stereotaxis Insiders”.

Closed Window Periods. The officers and members of the Board of Directors of Stereotaxis and certain other Stereotaxis employees have been notified that they have been identified as having regular access to material confidential information about Stereotaxis (“Stereotaxis Insiders”). As a result, Stereotaxis Insiders are prohibited from trading in Stereotaxis securities during the period beginning on the fifteenth day of the last month of each calendar quarter and continuing until the second business day following the issuance of Stereotaxis’ press release of its financial results for the reporting period that includes such calendar quarter (each of these periods called a “closed window period”). By way of example, if Stereotaxis releases its financial results for the second calendar quarter of a given year on Tuesday, July 27 and the following Wednesday and Thursday are business days, then Stereotaxis Insiders could trade in Stereotaxis securities beginning on July 29 of such year until September 15 of such year.

From time to time, if Stereotaxis Insiders possess material information about Stereotaxis that has not been publicly released, the Stereotaxis Insiders will be notified that no trading will be permitted - even if it is not during an otherwise closed window period.

Benefit Plan Transactions. Certain Stereotaxis employee benefit plan transactions are not of a speculative nature aimed at short-term profits and, therefore, Stereotaxis will permit Stereotaxis Insiders to take these actions even during a closed window period so long as the Stereotaxis Insiders do not possess material nonpublic information. The permitted actions are:

●	Withholding by Stereotaxis of stock to pay the exercise price or withholding tax liability upon exercise of a stock option.

●	Withholding by Stereotaxis of stock or delivery of already-owned Stereotaxis stock to pay withholding tax liability on shares of Stereotaxis stock issued as “restricted stock”

Pre-Clearance for Directors and Executive Officers. Congress and the SEC have imposed additional restrictions on trading by members of the Board of Directors and the executive officers. These individuals have been advised of this and are required to pre-clear all trades in Stereotaxis securities with the Chief Financial Officer.

Trading Under a Pre-Planned Trading Program. Stereotaxis Insiders will be permitted to trade pursuant to Pre-Planned Trading Programs. A Pre-Planned Trading Program must be in writing and must meet the requirements of the rules of the Securities and Exchange Commission, as they may exist from time to time, for establishing that a transaction in a company’s securities was not made on the basis of material nonpublic information (currently contained in Rule 10b5-1). A Pre-Planned Trading Program may only be put into place or modified when the Insider is not in possession of material nonpublic information and when there are no closed window restrictions. To assure compliance with this policy, Stereotaxis Insiders must obtain approval of Stereotaxis’ Chief Financial Officer prior to establishing a Pre-Planned Trading Program.

Penalties

Under federal securities laws, insider trading can result in severe civil and criminal penalties, including fines of up to three times the profit gained or loss avoided, as well as imprisonment. Stereotaxis, as the employer, could also be liable for fines of $1 million or more as a result of an employee’s insider trading or tipping.

Stereotaxis’ commitment to comply with federal securities laws is firm and absolute. Violation of this policy will result in discipline, up to and including discharge.

What To Do If You Have A Question

If you have any question about any of the matters in this Policy, you may consult the “Frequently Asked Questions About Insider Trading” at the end of this Policy. If you are still uncertain, you should consult Stereotaxis’ Chief Financial Officer before taking any action.

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FREQUENTLY ASKED QUESTIONS ABOUT INSIDER TRADING

Material Nonpublic Information

Someone left a draft of a press release in the copy room announcing a new joint venture for Stereotaxis. May I purchase Stereotaxis stock knowing that information? May I purchase stock in the other company if it is publicly traded?

No. If the joint venture is significant (and it probably is if Stereotaxis is issuing a press release) you may not purchase Stereotaxis stock or stock in the other company until it has been publicly announced. If you are in doubt about the significance of the joint venture, you should consult the Chief Financial Officer.

“Insiders”

This policy says that Stereotaxis’ officers, directors, and certain employees have been designated as “Stereotaxis Insiders”. Are these the only persons who are subject to this insider trading policy?

No. The “Stereotaxis Insiders” are the only persons who are prohibited from trading during closed window periods. However, any Stereotaxis employee is a temporary “insider” and may not buy or sell Stereotaxis stock for as long as that employee knows material nonpublic information about Stereotaxis.

Short Sales and Margining

The policy says that “short sales” of Stereotaxis stock are prohibited. What is a “short sale”?

In a “short sale,” an investor agrees to sell stock which he does not own to another person at a future date. The investor expects to purchase the stock at a lower price in the future prior to the time he has committed to sell it. Employees who engage in short selling place themselves in the position of profiting from a decline in the market price of Stereotaxis stock. This is inconsistent with your expected commitment to the long-term prospects of Stereotaxis.

The policy also prohibits “margining” of Stereotaxis stock. What does this mean?

Buying on “margin” means borrowing money to buy Stereotaxis stock. This is typically done by setting up a margin account with a broker. With a margin account, an investor borrows money from the broker to buy securities and uses the securities as collateral for the loan. The investor usually only needs to put up approximately 50% of the cost of the securities. Borrowing money to buy stock encourages speculation and this is prohibited by our policy.

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Mutual Funds

I have invested in a mutual fund. Are purchases and sales of Stereotaxis stock by the mutual fund covered by this policy?

No. No violation of this policy occurs if a mutual fund in which you have made an investment buys or sells Stereotaxis stock while you are in possession of material nonpublic information, because you have no control over the fund’s decision to buy or sell the securities.

Employee Stock Options

Stereotaxis has granted me some stock options. Am I limited by the insider trading policy as to when I can exercise the options for cash?

No. The exercise of a company-granted stock option for cash is not subject to the insider trading policy.

I am a Stereotaxis Insider and have been granted employee stock options. I understand that I may exercise these options for cash without regard to the closed window period. Is there any circumstance in which I can also sell during the closed window period shares I acquire when I exercise my options?

No. During the closed window periods and during any period of time in which you possess material nonpublic information, you may not publicly sell any of the shares acquired upon exercise of any employee stock options.

Large Vendor Order

I know that Stereotaxis is going to place an order for a large number of machines with one of our vendors. The vendor is relatively small and this order will be very significant for them. I would expect the vendor’s stock price to rise upon news of the order. May I buy stock in the vendor’s company?

No. You may not buy stock in the vendor until this information is known to the public. You learned the information in the course of your work for Stereotaxis and cannot trade on it until it is publicly known.

Immediate Family

The policy says that I may not permit any member of my immediate family to buy or sell Stereotaxis stock while I possess material, nonpublic information. For these purposes, who is considered to be part of my immediate family?

Your immediate family is any member of your family (spouse, children, grandchildren, siblings, parents, grandparents and in-laws) who shares your household, as well as any member of your family for whom you provide substantial financial support. These people may be presumed to have the same information you have and should not trade while you have inside information.

I have a brother who lives in California. Is there any restriction on his Stereotaxis stock transactions?

No. If he is not part of your household and you do not financially support him, there is no reason that he cannot freely trade in Stereotaxis stock. Obviously, you are prohibited from disclosing to him any material, nonpublic information you have about Stereotaxis.

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